Filed by Business Objects S.A. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Crystal Decisions, Inc.
Commission File No.: 333-108400

     On October 23, 2003, Business Objects S.A. posted the following slides on its website:

Third Quarter 2003 Conference Call

Safe Harbor: Forward Looking Statements Before we begin, we remind you that during the course of today's call, our executives will make projections and other forward-looking statements, including statements regarding the business outlook, future financial and operating results,in particular with regard to the fourth quarter, Business Objects' proposed acquisition of Crystal Decisions, as well as Business Objects' and Crystal Decisions' strategic and operational plans. We wish to caution you that such statements are just predictions based on management's current expectations or beliefs, and that actual events or results may differ materially. We refer you to documents the company files with the Securities and Exchange Commission, including Form 10Q for quarter ended June 30, 2003, Form 10K for the year ended December 31, 2002, and Form S-4 filed August 29, 2003. These documents identify important risk factors that could cause actual results to differ materially from those contained in our forward- looking statements. We caution you that the company assumes no duty to confirm, update or revise the financial forecast for the quarter or year, or any other forward-looking information contained in this call, as a result of new developments or otherwise.

Financial Results Third Quarter 2003 Jim Tolonen, CFO

A Successful Quarter Revenue Net Income EPS $129.1M $10.8M $0.17

Continued Revenue Growth License Service Total $ Amount $58.0M $71.1M $129.1M Y/Y % Change 8% 27% 18% Software License Update and Product Support $53.1M 32% Consulting and Education $18.0M 12%

Customer and Contract Highlights 6 contracts over $1M; 50 between $200K and $1M Added 365 new customers in Q3 Total customer count over 18,000 54% of license revenue from new customers or new applications Indirect channels accounted for 43% of license revenue

Continued Profitability Gross Margin Operating Income Net Income EPS $ Amount % of Rev. $106.4M 82% $13.4M 10% $10.8M 8% $0.17 - Sales/Marketing 46% Research and Development 18% $59.9M $22.8M General and Administrative 8% $10.2M

Strong Revenue Performance 91 92 93 94 95 96 97 98 99 '00 '01 '02 9 Mos. '03 328.6 376.6 1.622 5.681 14.1 30.2 60.2 85.5 114.5 167 241.6 348.9 415.8 126.2 Q3 2003: +18% vs Q3 02 9 mos. revenue +15% over 9 mos. '02 24 consecutive quarters meet/exceed Wall St. expectations $ in millions

Return to License Growth (yoy)

Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4 02 Q1 03 Q2 03 Q3 03 21.7 25.4 27.9 29.7 31 35.4 40.2 43.8 46 48.4 53.1 16 15.1 16 14.4 13.3 14.9 15.9 16.2 16.3 17.9 18 License Update and Support, Professional Services Software License Update and Product Support: +32% in Q3 03 /Q3 02 Consulting and Education: +12% in Q3 03 /Q3 02 $ in millions

Strong Balance Sheet As of September 30, 2003 Cash/Short-term Inv. Deferred Revenue Shareholder Equity DSO $ Amount $380M $97M $412M 62 Days

Guidance for Q4 (Business Objects stand-alone) Q4: Revenue range $144m - $147m EPS range $0.25 - $0.28 The guidance below is for Business Objects operations on a standalone basis, not including any transaction costs, expenses, operations, or increased share count that may result from the pending acquisition of Crystal Decisions

Operating Highlights Third Quarter 2003 John Olsen, COO

Significant Growth in all Regions (Q3 2003) Comparison of Q3 2003 v. Q3 2002; in US$ Eur Japan Asia P Amer East 49 4 4 43 Europe: 49% Revenue +22% Japan: 4% Revenue +12% Americas: 43% Revenue +10% Asia Pacific: 4% Revenue +97%

Business Objects E6: Unqualified Success $12 million license revenue; 20% of license total 275 transactions - 27 over $100k Important customer wins Atos Euronext Bayer Bristol Myers Squibb DeBeers Delegation Generale de l'Armement Express Scripts Queensland University of Technology State of Vermont U.S. Army

Leadership in Analytic Applications & EPM License revenue: $5.7 million, up 50% year over year 81 transactions; 18 over $100k 63 purchases of Dashboard Manager for EPM deployments Key customer wins: McDonalds (UK) Peugeot Sherwin Williams Sysco Foods Wells Fargo

PeopleSoft EPM Integration

- **Today's press release**
  - Completion of integration between BusinessObjects Enterprise 6 and the PeopleSoft Enterprise Performance Management (EPM) suite
  - Created complete set of analytics and reports supporting entire suite of PeopleSoft EPM Functional Warehouse modules
  - Business Objects is the only BI vendor that has achieved this level of technical integration with PeopleSoft

Slide 17 - Copyright © 2003 Business Objects SA - All Rights Reserved

BUSINESS OBJECTS

Continued Momentum for Data Integration License revenue: $3.9 million; up 23% sequentially 60 transactions in Q3; 12 over $100k Key deals General Services Administration Haworth International National Australia Bank Nextel Poste Italiane

Growth in Professional Services Consulting grew 22% year over year Larger engagements - 9 over $200k - for analytic application deployments Demonstrates success of solution selling strategy Project teams with vertical and functional expertise Knowledge Accelerator

Strategic Outlook Third Quarter 2003 Bernard Liautaud, CEO

Strong Product Cycle Leading to Success Establishing clear leadership in BI Solid performance in Q3 From both Business Objects and Crystal Decisions Winning with BusinessObjects Enterprise 6 The best BI suite in the industry Progressing fast on the Crystal integration planning

Establishing the Leader in BI Clear number 1 85% bigger than nbr 2 Growing faster than nbr 2 Combined Cognos Infa Mstr Actu 111 59.9 22.7 19.6 11.6 (*) Numbers based on latest reported quarterly BI license revenue Q3 2003 License Growth BOBJ $58,044 8% CRYSTAL $52,534 26% COMBINED $110,578 16%

Winning with Business Objects Enterprise 6 Strong product cycle 6.0 in May 6.1 in August Improved analysis for end users Increased data integration productivity and performance Accelerated analytics Superior enterprise deployability End-to-end integration Best web based interactive query, reporting and analysis solution on the market Receiving superb momentum in the field Best BI Suite of the Industry

Business Objects E6 Key Advantages E6 is easy to use Designed for business users not developers E6 is complete, highly integrated and strong in all areas DI, IQRA, EPM, analytic apps E6 is architecturally advanced Most advanced semantic layer J2EE, .NET, LDAP, CWM, SOAP compatibility E6 is compatible with versions E6 is proven Hundreds of customers Proven architecture, known to support 10K+ users

Progressing Fast on Crystal Integration Plans Strategic rationale Product and Sales integration principles Integration planning process on schedule Closing timeline

Strategic Rationale Largest BI company Strongest, most complete BI product line All types of users, all BI segments Powerful range of distribution channels Enterprise sales to OEMs Significant expansion opportunities Product up-sell and cross-sell Ability to leverage international presence Delivers an unparalleled level of customer value Combining two complementary BI market leaders

Product and Sales Integration Principles Product Continue to support both product lines Continue the Crystal brand Refocus R&D energies away from overlapping projects Clear vision for a unified product line Sales One sales force selling both products Leverage complementary channels We need as many salespeople as possible to cover this growing market Post-close principles same as announced in July

Integration Planning Process on Schedule Integration Steering Committee run by Bernard Liautaud Key Task Forces: Product Development, Go to Market, Corporate Services All activities are co-led by Business Objects and Crystal executives Sub-teams and initiatives focused on every area of the business Disciplined approach to the integration planning process Go to Market Integration Steering Committee Corp Services Product Integration Office Initiative Initiatives Initiative Initiatives Initiative Initiatives

Integration Planning Process on Schedule Organization Planning Executive Committee defined Level 2 management team defined for the whole company: R&D, Field Operations and Finance and Infrastructure Product Strategy Planning Product roadmap to be announced at close 2004 release timetable defined Teams resourced and ready to go Go to Market Planning Sales strategy in place

Transaction Timeline Definitive agreement signed on July 18, 2003 Preliminary proxy filed in August HSR waiting period expired in September Close expected in 4Q 2003 Subject to approval of BOBJ shareholders

Conclusion We continue to perform very well Enterprise 6 is boosting our performance We are well underway to create a great new company We have a clear vision that we will execute on

Conference Call Third Quarter 2003 Q&A

Safe Harbor Statement This document contains forward-looking statements that involve risks and uncertainties concerning Business Objects' proposed acquisition of Crystal Decisions, Business Objects' and Crystal Decisions' expected financial performance, as well as Business Objects' and Crystal Decisions' strategic and operational plans. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed; the reaction of customers of Business Objects and Crystal Decisions to the transaction; Business Objects' ability to successfully integrate Crystal Decisions' operations and employees; Business Objects' ability to transition Crystal Decisions' customers; the introduction of new products by competitors or the entry of new competitors into the markets for Business Objects' and Crystal Decisions' products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Business Objects' business and financial results is included in Business Objects' Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in Business Objects' Form S-4 registration statement, inlcuding (without limitation) un the caption Risk Factors," which are on file with the Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov. For more information and additional risk factors regarding Crystal Decisions, see the information under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Annual Report on Form 10-K for the fiscal year ended June 27, 2003. Neither Business Objects nor Crystal Decisions undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this document.

Additional information and where to find it Additional Information About the Proposed Acquisition and Where to Find It On August 29, 2003, Business Objects filed a registration statement with the SEC containing Business Objects' and Crystal Decisions' proxy statement/prospectus/information statement regarding the proposed acquisition of Crystal Decisions by Business Objects. Investors and security holders of Business Objects and Crystal Decisions are urged to read the proxy statement/prospectus/information statement filed with the SEC on August 29, 2003, the definitive proxy statement/prospectus/information statement when it becomes available and any other relevant materials filed by Business Objects or Crystal Decisions with the SEC because they contain, or will contain, important information about Business Objects, Crystal Decisions and the proposed acquisition. The definitive proxy statement/prospectus/information statement will be mailed to the security holders of Business Objects and Crystal Decisions. The proxy statement/prospectus/information statement filed with the SEC on August 29, 2003, the definitive proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Business Objects or Crystal Decisions with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Business Objects by contacting Business Objects Investor Relations, 3030 Orchard Parkway, San Jose, California, 95134, 408-953-6000. Investors and security holders may obtain free copies of the documents filed with the SEC by Crystal Decisions by contacting Crystal Decisions Investor Relations, 895 Emerson Street, Palo Alto, California, 94301, 800-877-2340. Investors and security holders of Business Objects are urged to read the definitive proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting decision with respect to the proposed acquisition. Bernard Liautaud, Business Objects' Chairman and Chief Executive Officer, and certain of Business Objects other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects' shareholders in connection with the proposed acquisition. A description of the interests of Mr. Liautaud and Business Objects' other executive officers and directors in Business Objects is set forth in the Definitive Proxy Statement for Business Objects' annual meeting of shareholders, which was filed with the SEC on April 8, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Liautaud and Business Objects' other executive officers and directors in the proposed acquisition by reading the proxy statement/prospectus/information statement filed with the SEC on August 29, 2003 and the definitive proxy statement/prospectus/information statement when it becomes available. Jonathan Judge, Crystal Decisions' President and Chief Executive Officer, and certain of Crystal Decisions' other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects' stockholders in connection with the proposed acquisition. A description of the interests of Mr. Judge's and Crystal Decisions' other executive officers and directors in Crystal Decisions is set forth in the Preliminary Proxy Statement for Crystal Decisions' annual meeting of stockholders, which was filed with the SEC on July 9, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Judge and Crystal Decisions' other executive officers and directors in the proposed acquisition by reading the proxy statement/prospectus/information statement filed with the SEC on August 29, 2003 and the definitive proxy statement/prospectus/information statement when it becomes available.